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                             May 2, 2024

       Thomas E. Wirth
       Executive Vice President and Chief Financial Officer
       Brandywine Realty Trust
       2929 Arch Street Suite 1800
       Philadelphia, PA 19104

                                                        Re: Brandywine Realty
Trust
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-09106
                                                            color:white;"_
                                                            Brandywine
Operating Partnership, L.P.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 000-24407

       Dear Thomas E. Wirth:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Item 2. Properties, page 25

   1. We note statements by your Chief Executive Officer during your February 1, 2024 earnings call regarding
the level of tenant concessions the company offers. Please tell us how tenant concessions
have impacted your average annualized rent and, in future
                                                        Exchange Act periodic
reports, please revise your tables to include footnote disclosure discussing how tenant
concessions, such as free rent or other such tenant reimbursements, impact your average
annualized rent.

   2. We note statements throughout your filing regarding the quality of your assets and your focus on acquiring
high-quality properties. Please tell us, and in future Exchange Act periodic reports,
provide disclosure regarding the class of each property and the occupancy rate
expressed as a percentage for each property.
 Thomas E. Wirth
Brandywine Realty Trust
May 2, 2024
Page 2
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

3. We note from your fourth quarter earnings call that you were unable to complete a planned disposition of an underleased portfolio due to the buyer's inability to obtain third-
         party financing. We also note that this appears to be a specific example of the type of risk you highlighted in your risk factor related to increasing interest rates on page 21. Please tell us what consideration you gave to discussing this transaction, the reasons it was not successful, and the potential implications, with your MD&A.
4. We note your disclosure that inflation and high interest rates could have a dampening effect on your business. In future Exchange Act periodic reports, please provide a detailed discussion of the impact of high interest rates and inflation on your business, together with any steps you have taken or may take to mitigate the impact. To the extent material, please quantify the impact and expected impact of these trends going forward. Refer to Item
         303(a) of Regulation S-K.
5. In future Exchange Act periodic reports, please include a discussion of the relationship between market rents and expiring rents.
6. In future Exchange Act periodic reports, please tell us what management considers in determining whether a property is not yet stabilized. As an example only, we note that 250
         King of Prussia Road is considered not yet stabilized although it was completed in the third quarter of 2022.
7. We note that you attribute the decrease in your operating cash flows to your lower occupancy rate. In future Exchange Act periodic reports, please discuss the circumstances driving changes in your occupancy rate and provide occupancy rate by property type (e.g., office, life science/lab, residential, and mixed-use) for all of your properties, not just your Core Properties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.



FirstName LastNameThomas E. Wirth                                Sincerely,
Comapany NameBrandywine Realty Trust
May 2, 2024 Page 2                                               Division of
Corporation Finance
FirstName LastName                                               Office of Real
Estate & Construction